Exhibit 99.1

CureVac Strengthens Ongoing Patent Litigations Bringing Additional Cases
Under New Intellectual Property Rights

•	Cases in Germany and the U.S. broadened by asserting additional, new intellectual property rights
•	Three new intellectual property rights added to infringement lawsuit against Pfizer/BioNTech in Germany, increasing number of asserted intellectual property rights to eight
•	Tenth patent added to CureVac’s counterclaim against Pfizer/BioNTech in the U.S., covering innovations in mRNA purification methods highly relevant to the manufacturing of Comirnaty®

TÜBINGEN, Germany – July 13, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that it has strengthened its position in the ongoing patent litigations with Pfizer/BioNTech in Germany and the U.S. by expanding the scope of both cases by asserting new intellectual property rights.

Patent litigation in Germany, originally filed by CureVac regarding four of its intellectual property rights in June 2022, was strengthened by the addition of a fifth intellectual property right as announced in May 2023.These five intellectual property rights have now been extended by three more recent intellectual property rights: DE202021004123U1 and DE202021004130U1, providing protection to COVID-19 variant adapted vaccines, including the Omicron and XBB1.5 variants and EP4023755, relating to split poly A tail mRNA vaccines.

In May 2023, CureVac filed a counterclaim in the U.S. that alleges infringement of nine U.S. patents, expanding the scope of the case beyond the three patents originally named by Pfizer/BioNTech. These nine patents have now been extended by a tenth patent (US11667910), which relates to mRNA purification methods, a critical part of the overall mRNA manufacturing process.

“With the addition to the lawsuits in Germany and the U.S. of new and highly relevant intellectual property rights, CureVac not only extends the scope of the cases in both jurisdictions but demonstrates that we continue to be at the forefront of innovation in the mRNA field,” said CureVac’s CEO Dr. Alexander Zehnder. “As the pioneers in mRNA technology, we believe in the strength of our intellectual property portfolio, and we are confident that the relevant courts will recognize our reasonable claims to fair compensation under U.S. and German law.”

CureVac filed a patent infringement lawsuit in Germany against BioNTech in early June 2022. A first public hearing on this lawsuit will take place on August 15, 2023, before the Regional Court Düsseldorf. A nullity action covering one of the patents at issue (EP1857122B1) was filed by Pfizer/BioNTech in September 2022. A preliminary opinion issued in April 2023 by the German Federal Patent Court supports the validity of the CureVac patent. In the U.S., Pfizer/BioNTech filed its case in late July 2022, asking for confirmation that Comirnaty® does not infringe three CureVac patents. These patents are included in the ten U.S. patents of CureVac’s counterclaim: 11,135,312; 11,149,278; 11,286,492; 11,345,920; 10,760,070; 11,241,493; 11,471,525; 11,576,966; 11,596,686 and 11,667,910

CureVac is represented in the U.S. by Mark H. Izraelewicz from Marshall, Gerstein & Borun LLP and represented in Germany by Oliver Jan Jüngst from Bird & Bird and Andreas Graf von Stosch from Graf von Stosch Patentanwaltsgesellschaft.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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